United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 23, 2025

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

List identifying information required to be furnished
by Coca-Cola Europacific Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

December 17 - 22, 2025

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
Transactions in Own Shares	December 17, 2025
Transactions in Own Shares	December 18, 2025
Transactions in Own Shares	December 19, 2025
Transactions in Own Shares	December 22, 2025
Completion of Share Buyback Programme	December 22, 2025

December 17, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 16 December 2025 it purchased a total of: (i) 37,147 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] from Jefferies LLC, and (ii) 0 ordinary shares on the London Trading Venues[2] from Jefferies International Limited, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	16 December 2025	16 December 2025	16 December 2025	16 December 2025	16 December 2025
Aggregate number of ordinary shares purchased	37,147	0	0	0	0
Highest price paid (per ordinary share)	USD 92.5000	GBP 00.0000	GBP 00.0000	GBP 00.0000	GBP 00.0000
Lowest price paid (per ordinary share)	USD 91.3200	GBP 00.0000	GBP 00.0000	GBP 00.0000	GBP 00.0000
Volume weighted average price paid (per ordinary share)	USD 91.9636	GBP 00.0000	GBP 00.0000	GBP 00.0000	GBP 00.0000

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/8433L_1-2025-12-16.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ (and a constituent of the NASDAQ 100), London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP (ISIN No. GB00BDCPN049).

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Jefferies International Limited acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

December 18, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 17 December 2025 it purchased a total of: (i) 36,922 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] from Jefferies LLC, and (ii) 0 ordinary shares on the London Trading Venues[2] from Jefferies International Limited, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	17 December 2025	17 December 2025	17 December 2025	17 December 2025	17 December 2025
Aggregate number of ordinary shares purchased	36,922	0	0	0	0
Highest price paid (per ordinary share)	USD 93.1900	GBP 00.0000	GBP 00.0000	GBP 00.0000	GBP 00.0000
Lowest price paid (per ordinary share)	USD 92.2650	GBP 00.0000	GBP 00.0000	GBP 00.0000	GBP 00.0000
Volume weighted average price paid (per ordinary share)	USD 92.6472	GBP 00.0000	GBP 00.0000	GBP 00.0000	GBP 00.0000

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/0268M_1-2025-12-17.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ (and a constituent of the NASDAQ 100), London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP (ISIN No. GB00BDCPN049).

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Jefferies International Limited acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

December 19, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 18 December 2025 it purchased a total of: (i) 36,829 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] from Jefferies LLC, and (ii) 0 ordinary shares on the London Trading Venues[2] from Jefferies International Limited, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	18 December 2025	18 December 2025	18 December 2025	18 December 2025	18 December 2025
Aggregate number of ordinary shares purchased	36,829	0	0	0	0
Highest price paid (per ordinary share)	USD 92.3800	GBP 00.0000	GBP 00.0000	GBP 00.0000	GBP 00.0000
Lowest price paid (per ordinary share)	USD 91.5400	GBP 00.0000	GBP 00.0000	GBP 00.0000	GBP 00.0000
Volume weighted average price paid (per ordinary share)	USD 91.9386	GBP 00.0000	GBP 00.0000	GBP 00.0000	GBP 00.0000

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/2055M_1-2025-12-18.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ (and a constituent of the NASDAQ 100), London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP (ISIN No. GB00BDCPN049).

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn.

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The "London Trading Venues" comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Jefferies International Limited acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

December 22, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 19 December 2025 it purchased a total of: (i) 35,935 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] from Jefferies LLC, and (ii) 0 ordinary shares on the London Trading Venues[2] from Jefferies International Limited, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	19 December 2025	19 December 2025	19 December 2025	19 December 2025	19 December 2025
Aggregate number of ordinary shares purchased	35,935	0	0	0	0
Highest price paid (per ordinary share)	USD 93.3700	GBP 00.0000	GBP 00.0000	GBP 00.0000	GBP 00.0000
Lowest price paid (per ordinary share)	USD 91.2700	GBP 00.0000	GBP 00.0000	GBP 00.0000	GBP 00.0000
Volume weighted average price paid (per ordinary share)	USD 92.7876	GBP 00.0000	GBP 00.0000	GBP 00.0000	GBP 00.0000

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/3768M_1-2025-12-21.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ (and a constituent of the NASDAQ 100), London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP (ISIN No. GB00BDCPN049).

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn.

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The "London Trading Venues" comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Jefferies International Limited acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

December 22, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Completion of Share Buyback Programme

The Company today announces that it has completed the share buyback programme (the “Programme”) announced on 14 February 2025 to purchase up to a maximum aggregate amount of EUR 1 billion of the Company’s ordinary shares.

The Company announces that 12,718,173 ordinary shares were repurchased under the Programme, for aggregate consideration of approximately EUR 999,998,769.23.[1]

As a result, the Company has returned EUR 999,998,769.23 to its shareholders through the completion of the Programme.

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ (and a constituent of the NASDAQ 100), London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP (ISIN No. GB00BDCPN049).

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The aggregate consideration of approximately EUR 999,998,769.23 is comprised of USD 832,273,272 spent on acquiring shares on the US Trading Venues (which comprise Nasdaq and other applicable US trading venues) and GBP 234,969,006 spent on acquiring depository interests on the London Trading Venues (which comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis) over the course of the Programme.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: December 23, 2025	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary